Mail Stop 4561

September 10, 2007

Mr. Sam K. Duncan
Chief Executive Officer
Officemax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

      Re: Officemax, Inc.
              Form 10-K for the Fiscal Year Ended December 30, 2006
              Form 10-Q for the Quarterly Period Ended March 31, 2007
              Form 10-Q for the Quarterly Period Ended June 30, 2007
              File No. 001-05057

Dear Mr. Duncan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief